UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AstroNova, Inc.

(Exact name of the registrant as specified in its charter)

Rhode Island	0-13200	05-0318215
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

600 East Greenwich Avenue, West Warwick, Rhode Island	02893
(Address of principal executive offices)	(Zip code)

Michelle Lombardo (401) 298-8607

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

As used herein, except as otherwise indicated, references to “AstroNova,” “we,” “us,” “our,” or the “Company” in this Form SD refer to AstroNova, Inc. and its consolidated subsidiaries.

AstroNova implemented a conflict minerals policy to address the responsible sourcing of conflict minerals necessary to the functionality or production of its products. The policy, initially adopted in September 2013, remains in effect and reflects the Company’s commitment to ethical sourcing practices and compliance with applicable regulations. Consistent with this commitment, the policy establishes the following principles:

1. Support the aims and objective of the U.S. legislation on the supply of “conflict minerals”

2. Do not knowingly procure specified metals that originate from facilities in the “Conflict Region”

3. Ensure compliance with these requirements, and ask our suppliers to undertake reasonable due diligence with their supply chains to assure that specified metals are being sourced only from:

•	Mines and smelters outside the “Conflict Region;” or

•	Mines and smelters within the “Conflict Region” that have been certified as “conflict free" by an independent third party.

The term “conflict minerals” refers to gold, as well as tin, tantalum, and tungsten, which are the derivatives of cassiterite, columbite-tantalite, and wolframite, regardless of where they are sourced, processed or sold. The “Conflict Region” is the Democratic Republic of Congo (DRC) and surrounding countries.

To put our commitment to this policy in action, we conducted a detailed review of our purchases of materials necessary to the functionality or production of products we manufactured in 2025 to determine whether we purchase any conflict minerals.

We use gold, tin and tantalum in our products, as they were present in electronic components supplied to us for use in the manufacture of our products during calendar year 2025. Because of this, we conduct a reasonable country of origin inquiry, which is designed to determine whether any of our necessary conflict minerals originated or may have originated in the Conflict Region or come from recycled or scrap sources. Our supply chain is complex, and there are many indirect suppliers in the supply chain between us and the mines or locations of origin of our necessary conflict minerals. We do not purchase any conflict minerals directly from miners, smelters or refiners. Therefore, we must rely on our direct and indirect suppliers to provide information about the origin of our necessary conflict minerals in our products.

As part of our reasonable country of origin inquiry, we require that all of our vendors certify to us in connection with each of our purchases that any conflict minerals in the products they supply to us did not originate in the Conflict Region. Based on this reasonable country of origin inquiry, we have no reason to believe that our necessary conflict minerals may have originated in the Democratic Republic of Congo or any adjoining country.

This information is publicly available at http://www.astronovainc.com.

Item 1.02 – Exhibit

Not required.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AstroNova, Inc. (Registrant)

/s/ Thomas D. DeByle	May 21, 2026
By Thomas D. DeByle Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)y